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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)


                                 AMENDMENT NO. 1


                              SPORTSLINE USA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   848934 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)


                                  Page 1 of 6.

                             There are no Exhibits.


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                              CUSIP NO. 848934 10 5


(1)       Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (Entities Only)

          MICHAEL LEVY
          ---------------------------------------------------------------------


(2)       Check the Appropriate Box if a Member of a Group
           (a) [ ]          (b)  [ ]

          ---------------------------------------------------------------------

(3)       SEC Use Only


          ---------------------------------------------------------------------

(4)       Citizenship or Place of Organization

          U.S.A.
          ---------------------------------------------------------------------

             Number of           (5)   Sole Voting Power    1,413,750(1)
        Shares Beneficially                                ---------------------
              Owned by           (6)   Shared Voting Power          0(1)
           Each Reporting                                   --------------------
            Person With          (7)   Sole Dispositive Power   1,413,750(1)
                                                              ------------------
                                 (8)   Shared Dispositive Power    0(1)
                                                               -----------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,413,750(1)
          ---------------------------------------------------------------------

(10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

          [ ]
          ---------------------------------------------------------------------

(11)      Percent of Class Represented by Amount in Row (9)

          7.4%(1)
          ---------------------------------------------------------------------

(12)      Type of Reporting Person

          IN
          ---------------------------------------------------------------------

(1)  See Item 4.




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Item 1(a).         Name of Issuer:

                   SportsLine USA, Inc.


ITEM 1(b).         Address of Issuer's Principal Executive Offices:

                   6340 N.W. 5th Way
                   Fort Lauderdale, Florida 33309

ITEM 2(a).         Name of Person Filing:

                   Michael Levy

ITEM 2(b).         Address of Principal Business Office:

                   6340 N.W. 5th Way
                   Fort Lauderdale, Florida 33309

ITEM 2(c).         Citizenship:

                   U.S.A.

ITEM 2(d).         Title of Class of Securities:

                   Common Stock, $.01 Par Value
ITEM 2(e).         CUSIP Number:

                   848934 10 5




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ITEM 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a)      Broker or dealer registered under Section 15 of the Exchange
                  Act.

         (b)      Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) Investment company registered under Section 8 of the Investment Company Act.

         (e)      An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h) A savings association as defined in Section 3(b) or the Federal Deposit Insurance Act;

         (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  Ownership.

         (a) Amount Beneficially Owned: As of December 31, 1998, the Reporting Person beneficially owned 1,413,750 shares of Common Stock (includes 1,370,000 shares held of record and 43,750 shares subject to options exercisable within 60 days thereof).

         (b)      Percent of Class: 7.4%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 1,413,750
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 1,413,750
                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

         [ ]



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ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         Not applicable.









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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1999

                                                     /s/ Michael Levy
                                                     ---------------------------
                                                     Michael Levy

























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